RECEIVED

2008 NOV 24 A 11:40

FICE OF INTERNATIONAL CORPORATE FINANCE

08005982

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date November 17, 2008
Contact Martina C. Erni

Unaxis Holding

~~OC Oerlikon Corporation AG~~, ~~Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

B. Amacher

Corporate Communications

PROCESSED
NOV 26 2008
THOMSON REUTERS

Enclosure

- **Jürg Fedier appointed Oerlikon's new CFO**

dlw 11/24

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

RECEIVED
2008 NOV 24 A 11:40
FICE OF INTERNATION'
CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Personnel

Jürg Fedier appointed Oerlikon's new CFO

Pfäffikon SZ, November 17, 2008 – Jürg Fedier has been appointed new Chief Financial Officer (CFO) of Oerlikon Group, as of January 1, 2009. Following a long and successful record of international assignments, Fedier's last position was Group CFO at Ciba, Basel. „After an intensive global search we found in Jürg Fedier the best possible candidate for the position of CFO at Oerlikon. We are proud that this strong executive will complete the Executive Board of our group", says Dr. Uwe Krüger, CEO of Oerlikon. Vladimir Kuznetsov, Chairman of the Board of the Oerlikon Group, comments: "With his extensive experience and competence, Jürg Fedier will contribute substantially to the further development of our company".

Jürg Fedier started his profession at Dow Chemical in Horgen, Switzerland, in 1978. In the course of his career he was acting as a senior manager in Germany, USA, Japan and Singapore. Between 1998 and 2006, Fedier held various Business Finance positions and returned from the USA as Vice President Finance and member of the Dow European Executive team, based in Switzerland. In March 2007 he was named CFO by the Ciba Board of Directors. „I am very much looking forward to join the Oerlikon senior management," says Jürg Fedier: "I am excited to bring the sum of my experiences and know-how to this excellent high-tech concern to accelerate its progress".

For further information, please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 02
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,500 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion in 2007 and it ranks either first or second in the respective global markets.

END